# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Acumen Pharmaceuticals, Inc., CIK 0001576885
CUSIP: 00509G209
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1210-1220 Washington Street, Suite 210, Newton, Massachusetts (MA), 02465
Date of event which requires filing of this statement: 04/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001008670

## Reporting persons
- James B. Murray Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,468,465; shared voting power 142,895; sole dispositive power 3,468,465; shared dispositive power 142,895; aggregate amount beneficially owned 3,611,360 (5% of the class)
  Comment: This Schedule 13G is being filed late due to an inadvertent oversight.

## Item 1. Issuer
Name of issuer: Acumen Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1210-1220 Washington Street, Suite 210, Newton, Massachusetts 02465

## Item 2. Person Filing
Name of person filing: James B. Murray Jr.
Address of principal business office or, if none, residence:
c/o Murray Enterprises, LLC
427 Park Street
Charlottesville, VA 22902
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of April 6, 2026, Mr. Murray beneficially owned 3,611,360 shares of the Issuer's Common Stock, consisting of: (i) 3,468,465 shares held by James B. Murray, Jr., as Trustee of the James B. Murray, Jr. Revocable Trust U/A/D 8/5/1991 and (ii) 142,895 shares held by Praxis Technologies LLC. James B. Murray, Jr. is a manager of Praxis Technologies, LLC and has the power to vote or dispose of shares held by the entity, along with another manager of Praxis Technologies, LLC.

As of April 4, 2025, Mr. Murray beneficially owned 3,081,057 shares of the Issuer's Common Stock, consisting of: (i) 2,938,162 shares held by James B. Murray, Jr., as Trustee of the James B. Murray, Jr. Revocable Trust U/A/D 8/5/1991 and (ii) 142,895 shares held by Praxis Technologies LLC.
Percent of class:
Percent of Common Stock and total voting power of the Issuer's Common Stock is based on the denominator of 72,212,758 shares of the Issuer's Common Stock outstanding as of March 20, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2026.

Based on the above, as of April 6, 2026, Mr. Murray beneficially owned 5.00% of the Issuer's outstanding Common Stock, representing 5.00% of the total voting power of the Issuer's outstanding Common Stock. As of April 4, 2025, Mr. Murray beneficially owned 5.01% of the Issuer's outstanding Common Stock, based on the denominator of 60,573,425 shares of the Issuer's Common Stock outstanding as of March 24, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2025.
Sole power to vote or to direct the vote: 3,468,465
Shared power to vote or to direct the vote: 142,895
Sole power to dispose or to direct the disposition: 3,468,465
Shared power to dispose or to direct the disposition: 142,895

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- James B. Murray Jr.: /s/ James B. Murray, Jr., James B. Murray, Jr. (04/07/2026)